SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

(Amendment No. 18)

Leucadia National Corporation
(Name of Issuer)

Common Shares, $1 par value	527288 5 10 4
(Title of class of securities)	(CUSIP number)

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

May 16, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

(Continued on following pages) (Page 1 of __ pages)

CUSP No. 527288 5 10 4	13D

1	NAME OF REPORTING PERSON:		Ian M. Cumming
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	21,643,313*
	8	SHARED VOTING POWER:	216,000
	9	SOLE DISPOSITIVE POWER:	21,643,313*
	10	SHARED DISPOSITIVE POWER:	216,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		21,859,313*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%*
14	TYPE OF REPORTING PERSON:		IN

_________________________
*Includes 400,000 shares issuable on exercise of currently exercisable Common Stock Purchase Warrants.

CUSP No. 527288 5 10 4	13D

1	NAME OF REPORTING PERSON:		Joseph S. Steinberg
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	24,254,271*
	8	SHARED VOTING POWER:	139,200
	9	SOLE DISPOSITIVE POWER:	24,254,271*
	10	SHARED DISPOSITIVE POWER:	139,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		24,393,471*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: See Item 5.		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.0%*
14	TYPE OF REPORTING PERSON:		IN

_________________________
*Includes 400,000 shares issuable on exercise of currently exercisable Common Stock Purchase Warrants.

Item 1.          Security and Issuer.

This Statement constitutes Amendment No. 18 to the Statement on Schedule 13D, as previously amended (the “Schedule 13D”), filed with the Securities and Exchange Commission, by Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares, par value $1 per share (the “Common Shares”), of Leucadia National Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)-(b)           As of May 16, 2011, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following Common Shares:

Ian M. Cumming is the beneficial owner of 21,643,313 Common Shares (including 400,000 Common Shares issuable upon the exercise of warrants described in Item 6 of this Amendment No. 18 (the “Warrants”)).  The 21,643,313 Common Shares represent approximately 8.8% of the 244,571,930 Common Shares outstanding as of May 16, 2011, together with 400,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to Mr. Cumming.  Mr. Cumming has sole dispositive power over such Common Shares.  Mr. Cumming may also be deemed to be the beneficial owner of an additional 216,000 Common Shares (less than 0.1%) beneficially owned by his wife.  The foregoing does not include 183,210 Common Shares (less than 0.1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership and 101,666 Common Shares (less than 0.1%) that are beneficially owned by Cumming Philanthropic Organization, a nonprofit corporation established by Mr. Cumming as to which he disclaims beneficial ownership.

Joseph S. Steinberg is the beneficial owner of 24,254,271 Common Shares (including 400,000 Common Shares issuable upon the exercise of the Warrants).  The 24,254,271 Common Shares represent approximately 9.9% of the 244,571,930  Common Shares outstanding as of May 16, 2011, together with 400,000 additional Common Shares issuable upon exercise of the Warrants which are deemed to be outstanding with respect to Mr. Steinberg.  Mr. Steinberg has sole dispositive power over such Common Shares.  Mr. Steinberg may also be deemed to be the beneficial owner of an additional 139,200 Common Shares (less than 0.1%) that are beneficially owned by his wife and daughter.

Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

Except as discussed above, neither Mr. Cumming nor Mr. Steinberg has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(c)           The information contained in Item 6 of this Amendment No. 7 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 16, 2011, the Company issued Warrants to purchase 2,000,000 Common Shares to each of Ian M. Cumming and Joseph S. Steinberg, (each, an “Executive”) at a purchase price of $33.84 per share, 105% of the closing market price of a Common Share on the New York Stock Exchange, Inc. on March 7, 2011, the date of grant.  The Warrants were issued pursuant to the Company’s shareholder approved 2011 Senior Executive Warrant Plan.  The Warrants expire on March 7, 2016, five years after grant and vest in five equal tranches over the five-year term of the Warrants, with 20% vesting on May 16, 2011, and an additional 20% vesting on March 7, 2012, 2013, 2014 and 2015 (provided that the Executive has not voluntarily terminated his employment with the Company or been terminated “for cause” (as defined in his employment agreement with the Company) on or before any such date).  In the event of death of Mr. Cumming or Mr. Steinberg, any unvested portion of the Warrant will become immediately vested.  In the event the Board of Directors of the Company or the Compensation Committee of the Board accelerates vesting of all outstanding stock options issued under any stock option plan of the Company pursuant to the terms thereof, all outstanding Warrants will also become immediately exercisable.  The Warrants are also are transferable, subject to certain limitations set forth in the Warrants.  The Warrants are exercisable for cash or through a cashless exercise feature.  The Warrants are subject to a clawback feature.

The number of Common Shares that may be purchased pursuant to the Warrants is subject to adjustment to reflect stock splits, combinations of shares, recapitalizations, stock dividends, and subscriptions and/or purchase rights in respect of Common Shares.  Each of the holders of the Warrants is entitled to demand registration and incidental registration rights, the cost of which will be borne by the Company.

The foregoing description of the Warrants is qualified in its entirety be reference to the form of Warrants filed herewith as Exhibit 1 to this Amendment No. 18.

Item 7.          Material to be Filed as Exhibits.

1.           Form of Common Share Purchase Warrant.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2011

By:	/s/ Ian M. Cumming
Ian M. Cumming

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2011

By:	/s/ Joseph S. Steinberg
Joseph S. Steinberg

EXHIBIT INDEX

Exhibit 1                                Common Share Purchase Warrant dated May 16, 2011.